

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 16, 2007

Mr. Peter Rosenthal
President
Sonoran Energy, Inc
14180 Dallas Parkway, Ste 400
Dallas, TX 75254

> **Re: Sonoran Energy, Inc**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2006**
> **Filed on September 14, 2006**
> **Form 10-QSB for the Quarter Ended July 31, 2006**
> **Filed on September 21, 2006**
> **Form 10-QSB for the Quarter Ended October 31, 2006**
> **Filed on December 8, 2006**
> **Form 8-K filed April 7, 2006**
> **Response Letter Dated January 19, 2007**
> **Response Letter Dated March 26, 2007**
> **File No. 000-28915**

Dear Mr. Rosenthal:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated March 26, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Year Ended April 30, 2006

General

1.   You did not electronically file your response letter dated March 26, 2007, as required by Subparts 232.100 and 232.101 of Regulation S-T. Please electronically file your response letter, as well as all future correspondence.

Note 3. Capital Assets, page F-15

2.   We note your response to comment 4 of our letter dated February 27, 2007. You have indicated that due to certain conditions precedent, including obtaining shareholder approval, the measurement date was a date other than the date when the terms of the agreement were agreed to and announced.   Please note that paragraph 4 of EITF 99-12 indicates that the date of measurement of the value of shares should not be influenced by the need to obtain shareholder or regulatory approval. Please provide us your analysis of EITF 99-12 that supports the use of the measurement date as the date of shareholder approval. Please tell us if there was a material change in the price of your stock from the initial date of announcement to the date of shareholder approval. Finally, please provide us and file a copy of the agreement regarding your merger with Baron Oil.

3.   We note your response to comment 5 of our letter dated February 27, 2007 and that you do not agree that you discounted the value of your common stock by 50% when calculating the price paid for your acquisition of BPR Energy. Your response further indicates that your common stock was trading at $0.65 per share and the acquisition was valued at $0.975 per share. However, the disclosure on page F-13 in your Form 10-KSB for the year ended April 30, 2004 is not consistent with your response. Please note that such disclosure has been included for reference purposes as shown here;

> "The acquisition has been recorded based on the conversion of the preferred shares into 2 million shares of the Company's common stock, which had a traded market value of $1.95 per share on February 11, 2004. Based on the traded market value of the common stock, the gross valuation of the transaction would be $3.9 million. However, due to the Rule 144 restriction on the common stock and the fact that 2 million shares far exceeds the daily trading volume for the Company's stock, a discount (haircut) of 50 percent has been estimated by the Company. Consequently, the net value of the mineral rights is reduced to $1.95 million."

Please clarify what the fair value of your common stock was at the measurement date and tell us whether a discount (haircut) was taken or not. We may have further comment.

Form 10-QSB for the Period Ended January 31, 2007

Statements of Operations

4.   We note that you recorded legal settlement expense of $427,143 for the three
         months ended January 31, 2007 and $796,272 for the nine months ended January
         31, 2007. However, it appears that you did not record any related amounts for the
         six months ended October 31, 2006, as noted in the Form 10-QSB for the period
         ended October 31, 2006. We would have expected $369,129 of legal settlement
         expense at October 31, 2006. In addition, your net loss for the six months ended
         October 31, 2006 combined with your net loss for the three months ended January
         31, 2007 does not total to the amount reported as your net loss for the nine months
         ended January 31, 2007.   Please revise and advise.

5.   Other income and expense are normally non-operating expenses comprised of
         items such as dividends earned and interest income and expense. See Regulation
         S-X, Rule 5-03(b)(7) – (9). In this regard, please address the classification of the
         Legal Settlement Expense. On a related note, tell us why the requirements of
         Regulation S-X, Rule 4-10(c)(6)(i) should not be followed for the gain on the sale
         of these properties.

Note 5, Note Payable re: legal settlement

6.   In regards to the Longbow, LLC v. Sonoran Energy Inc. action, address why the
         costs associated with arranging for the removal of liens and for the retirement of
         certain obligations do not appear to have been expensed.

General

7.   As previously communicated in our prior correspondence, we urge all persons
         who are responsible for the accuracy and adequacy of the disclosure in the filing
         to be certain that the filing includes all information required under the Securities
         Exchange Act of 1934 and that they have provided all information investors
         require for an informed investment decision. Since the company and its
         management are in possession of all facts relating to a company's disclosure, they
         are responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a
         statement from the company acknowledging that:

         •   the company is responsible for the adequacy and accuracy of the disclosure in
             the filing;

         •   staff comments or changes to disclosure in response to staff comments do not
             foreclose the Commission from taking any action with respect to the filing;

and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Engineering Comments

Form 10-KSB for the Year Ended April 30, 2006

General

8.   Please include page numbers in your future document filings with us.

9.   Please file electronically (on EDGAR) all your prior responses, both in your 3-26-07 letter and your undated bound volume.

Description of Property

Reserves, Acreage and Sales Price

10.   Your supplemental information did not include support for the two of the three largest proved undeveloped locations – Crosby 36A-1, Crosby 25-1. Without complete technical information, we are unable to accept your attribution of PUD reserves here. Please amend your document to delete these volumes from your disclosed proved reserves.

11.   Your technical information concerning the Ann McKnight 1701 PUD location does not appear to indicate reasonable certainty of recovery for the disclosed proved reserves. The structurally equivalent offset well - #101 - produced an average of 24 BOPD over the last 12 months of available public domain production data. Given the apparent high permeability - indicated by 1000+ BFPD flow rates – there is substantial likelihood of significant prior depletion. Unless you have additional support, please amend your document to remove the PUD reserves attributed here.

12.   In comment 10 of our February 27, 2007 letter, we asked for reconciliation and explanation for the $15/BOE production costs you used in the estimating your year-end 2006 proved reserves and standardized measure and the $50/BOE production costs you incurred during fiscal 2006. Your response did not address

this issue with quantitative support. In your response 11 to our February 27, 2007 letter, you revised your proved reserves and standardized measure with the incorporation of production costs equivalent to $20/BOE. We note that your revised third party engineering report utilizes $2.082 million ($104 thousand/month) in lease operating expenses (production costs less taxes) for the production of 399 MBOE ($5.21/BOE) in the projected 20 months beginning April 30, 2006. For the 12 months ending April 30, 2006, you incurred $1.225 million ($102 thousand/month) in LOE while producing 26.5 MBOE ($46/BOE). FAS 69, paragraph 30(b) requires estimated production costs to be based on year-end figures, assuming the continuation of existing economic conditions. It appears that your estimated year-end production costs do not meet this criterion and should be appreciably higher. This view is supported by the disclosure in the operations section of your January 31, 2007 Form 10-QSB wherein you discuss the high operating costs you have incurred. Please furnish to us line item reconciliation and justification between your historical production cost components and those component figures that you used to estimate your revised year-end 2006 proved reserves and standardized measure. Alternatively, amend your document to delete those proved reserves for which you cannot justify year-end production costs.

Item 7 – Financial Statements, page F-1

Proved Oil and Gas Reserve Quantities (Unaudited), page F-24

13.   In comment eight of our February 27, 2007 letter, we asked you to expand your proposed disclosure, as previously requested, to include the following:

- proved developed reserves for each year as required FAS 69, paragraph 10; and,

- two years of reconciliation of proved reserve changes for the prior two fiscal years as required by FAS 69, paragraph 7.

You responded that you would do so in your next Form 10-KSB. Since this is important information, please amend your current document to disclose this.

Form 10-QSB for the Quarterly Period Ended October 31, 2006

Analysis of Operations

Results of operations for the six months ended October 31, 2006 compared to the six months ended October 31, 2005:

Revenues

14.   In comment 13 of our February 27, 2007 letter, we asked that amend your document to disclose the oil and gas production figures and realized prices applicable to the revenues for both periods that you are comparing. Your response provided us with these figures, but you did not amend your document nor did you include the appropriate corresponding figures in your January 31, 2007 Form 10-QSB filed concurrently with your response. Please amend your prior two Forms 10-QSB per our prior comment 13.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief